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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 209

SEC FILE NUMBER
8-66195

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PNC Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two PNC Plaza 620 Liberty Avenue
(No. and Street)

Pittsburgh	Pennsylvania	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson (412) 762-6348
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2500 One PPG Place	Pittsburgh	Pennsylvania	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Commonwealth of PA
County of Allegheny

AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to PNC Investments LLC as of and for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Charlene Wilson 2/24/06

Charlene Wilson Date

Chief Financial Officer

Title

Joy A. Damico

Notary Public

Notarial Seal
Joy A. Damico, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires October 7, 2006
Member, Pennsylvania Association Of Notaries

My Commission expires: 10-7-06

This report ** contains (check all applicable):

_x__(a) Facing Page.
_x__(b) Statement of Financial Condition.
_x__(c) Statement of Income (Loss).
_x__(d) Statement of Changes in Financial Condition.
_x__(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
___(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_x__(g) Computation of Net Capital.
_x__(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_x__(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_x__(l) An Oath or Affirmation.
___(m) A copy of the SIPC Supplemental Report.
_x__(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

Consolidated Statement of Financial Condition as of December 31, 2005, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

PNC INVESTMENTS LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member
PNC Investments LLC
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of PNC Investments LLC and subsidiary (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC and subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

PNC INVESTMENTS LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands)

ASSETS	
Cash and cash equivalents	$ 13,600
Receivables from brokers and dealers	7,676
Mutual fund fees receivable	3,496
Premises and equipment at cost (net of accumulated depreciation of $10,106)	3,105
Prepaid pension costs	2,883
Net deferred tax asset	441
Employee notes receivable	929
Prepaid expenses and other assets	2,443
TOTAL	$ 34,573
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accrued employee salaries and benefits	$ 8,979
Accrued tax liability	2,246
Deferred revenue	1,917
Other liabilities	1,190
Total liabilities	14,332
MEMBER'S EQUITY:	
Member's capital	20,558
Retained deficit	(317)
Total member's equity	20,241
TOTAL	$ 34,573

See notes to consolidated statement of financial condition.

PNC INVESTMENTS LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is an investment firm, which provides one-on-one advice about stocks, bonds, options, retirement plans, mutual funds, trust and estate planning, annuities and investment advisory services.

The Company obtained ownership of PNC Insurance Services LLC ("PNCIS") on December 5, 2005 after approval by the Company's Board of Managers. This change of ownership was adopted by the Board of Directors of PNCIS on November 17, 2005. Under the change in ownership, the Company acquired all of the assets and liabilities of PNCIS, an affiliate of the Company, and a wholly owned subsidiary of PNC Bank of Delaware, a wholly owned subsidiary of PNC. The assets and liabilities transferred to the Company were recorded at PNCIS carrying amounts following accounting provisions for transfer of assets between entities under common control as required under Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*. The transfer of assets and assumption of liabilities from PNCIS was recorded by the Company effective January 1, 2005, at PNCIS carrying values as follows (in thousands):

Assets:	
Cash	$ 8,721
Receivables from broker dealers	1,071
Prepaid expenses and other assets	749
Total assets	$ 10,541
Liabilities:	
Accrued tax liability	$ 2,333
Other liabilities	321
Total liabilities	$ 2,654

There was no cash transferred as PNCIS made a net capital contribution in the amount of $7,887.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Statement of Financial Condition Presentation—The preparation of the Company's consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Employee Notes Receivable—The Company agrees to make loans to certain employees on terms and conditions set forth in loan agreements between the Company and the employees. The loan agreements are typically for a term of five years. The loans bear a simple interest rate, which was equal to 7% per annum as of December 31, 2005. The loans are payable to the order of the Company in annual installments of the principal amount plus accrued interest over five years, commencing on the first anniversary of the loan agreement. The Company also provides these same employees with a bonus agreement, which allows them the opportunity to earn incentive compensation for the specific purpose of repaying their loan obligation on an annual basis.

Depreciation and Amortization—Furniture and equipment are depreciated over their estimated useful lives, generally one to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes—The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of approximately $6.7 million, which was approximately $5.8 million in excess of its required net capital of approximately $949,000. The Company's ratio of aggregate indebtedness to net capital was 2.12 to 1.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company will not hold customer funds or safekeep customer securities. The Company will introduce and clear its customers' transactions on a fully disclosed basis. The Company may receive customer checks made payable to itself and will promptly forward all customer funds and securities to its clearing agent by noon of the next business day following receipt.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

4. INCOME TAXES

Significant components of the Company's net deferred tax asset, included in net deferred tax asset in the consolidated statement of financial condition, as of December 31, 2005 are as follows (in thousands):

Employee benefits	$ (113)
Deferred compensation	700
Depreciation	(15)
General accrual reserves	142
Capitalized software	(304)
Other tax assets	31
Net deferred tax asset	$ 441

5. RELATED PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $6.3 million.

The Company utilizes the correspondent services of J.J.B. Hilliard, W.L. Lyons Inc. ("Hilliard Lyons"). The services include, but are not limited to, trade execution; generation, preparation, and mailing of customers' trade confirmations and account statements; settling transactions in securities between the Company and other brokers and dealers; cashiering functions for the receipt, delivery, and transfer of securities purchased, sold, borrowed, and loaned; and carrying customer account balances and positions on Hilliard Lyons' books, records, and balance sheet. As of December 31, 2005, the amount due to the Company from Hilliard Lyons for net brokerage commissions earned was $7.7 million, reflected on the consolidated statement of financial condition as receivables from brokers and dealers.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets, LLC, a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer.

The Company processes annuity trades on behalf of its Parent and remits a commission on a monthly basis. At December 31, 2005 the Company had a payable due to the Parent of approximately $137,400, which is reflected in other liabilities on the consolidated statement of financial condition.

PNCIS paid dividends of $13,500,000 to its former Parent prior to its change of ownership on December 5, 2005.

6. EMPLOYEE BENEFIT PLANS

The Company's employees can elect to participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2005, the projected benefit obligation did not exceed the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company accounts for these plans under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2005, allocated Postretirement Benefits, included in accrued employee salaries and benefits in the consolidated statement of financial condition, totaled approximately $1.6 million. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including, but not limited to, health care, life insurance, and tuition reimbursement for Company employees.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value.

8. LITIGATION

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company estimates the claim amounts and carries a litigation reserve on the consolidated statement of financial condition. Management believes the litigation reserve amounts established are adequate to settle such matters and does not anticipate a material adverse effect on the Company's consolidated statement of financial condition as a result of such matters.

9. COMMITMENTS

The Company utilizes the correspondent services of Hilliard Lyons to settle transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to Hilliard Lyons for any loss, liability, cost, or expense incurred by Hilliard Lyons as a result of the failure of any customer of the Company introduced to Hilliard Lyons to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations.

The Company leases certain facilities and various types of equipment under noncancelable leases. At December 31, 2005, future minimum rentals under these lease agreements are as follows (in thousands):

Year Ending 31-Dec	Minimum Rental
2006	$ 799
2007	632
2008	567
2009	509
2010	41
Total	$2,548

10. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires compensation cost related to share-based payments to employees to be recognized in the financial statements based on their fair value. In April 2005, the SEC issued a rule, which delayed the required effective date to the beginning of an entity's fiscal year, which begins after June 15, 2005. Accordingly, PNC will adopt SFAS 123R effective January 1, 2006, using the modified prospective method of transition. This method requires the provisions of SFAS 123R be applied to new awards and awards modified, repurchased or cancelled after the effective date. In November 2005 the FASB issued FSP No. FAS 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This FSP provides a transition election for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R, which may be made up to one year from the initial adoption of SFAS 123R. Based on PNC's review of the provisions of SFAS 123R, the adoption of the revised standard did not have a significant impact on the Company's consolidated statement of financial condition.

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS 154 generally requires retrospective application to prior periods' financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. This standard applies to PNC beginning January 1, 2006. The Company's adoption of SFAS 154 did not have a significant impact on the Company's consolidated statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 28, 2006

PNC Investments LLC
Pittsburgh, Pennsylvania

In planning and performing our audit of the consolidated financial statements of PNC Investments LLC and subsidiary (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

PNC Investments LLC
February 28, 2006

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP